UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On March 10, 2022, Evogene Ltd. (“Evogene”) announced its financial results for the fourth quarter and fiscal year ended December 31, 2021.  Also on March 10, 2021, Evogene made available an updated corporate presentation on its website.  Copies of the press release announcing those results and presentation are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and are incorporated herein by reference.

The contents of Exhibit 99.1 to this Form 6-K, excluding the statements of Evogene’s President and CEO contained therein, are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-253300), and Form S-8 (SEC File Nos. 333-259215, 333-193788, 333-201443 and 333-203856) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2022	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner Dorit Kreiner Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene Reports Fourth Quarter and Full Year 2021 Financial Results.
99.2	Evogene Corporate Presentation – March 2022.